

ABN AMRO Clearing USA LLC

Statement of Financial Condition and Supplemental Information

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING_____**01/01/25**_____AND ENDING _____**12/31/25**_____
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ABN AMRO Clearing USA LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 West Jackson Boulevard, Suite 2050_____
                                        (No. and Street)

Chicago   **Illinois**   **60604**
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Delheimer (312) 604-8000   **DL-AACB-USFinance-Regulatory-Reporting@abnamroclearing.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP_____
                    (Name – if individual, state last, first, and middle name)

155 N Wacker Drive   **Chicago**   **Illinois**   **60606**
(Address)   (City)   (State)   (Zip Code)

10/20/2003   **42**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Robert Pooler** , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **ABN AMRO Clearing USA LLC** , as of **December 31, 2025** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA J ABBATE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 24, 2026

Signature:

Title: Chief Financial Officer

Notary Public

This filing ** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABN AMRO Clearing USA LLC

Table of Contents

December 31, 2025



Ernst & Young LLP
155 North Wacker
Drive Chicago, IL
60606

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of ABN AMRO Clearing USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABN AMRO Clearing USA LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III, IV, V, VI, VII and VIII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act and Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 27, 2026

ABN AMRO Clearing USA LLC
Statement of Financial Condition

December 31, 2025

(In thousands)

Assets

Cash and cash equivalents	$	19,729
Funds segregated for regulatory purposes		2,702,003
Securities owned, marketable, at fair value		29
Collateralized agreements:		
Securities borrowed		2,404,874
Securities purchased under agreements to resell		1,553
Receivables from:		
Brokers, dealers, and clearing organizations (net of allowance for doubtful accounts of $0)		1,124,511
Customers		1,096,502
Deposits with clearing organizations		1,037,893
Exchange memberships and stock, at adjusted cost (fair value of $60,359)		23,536
Operating lease right of use assets		8,068
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $10,029)		2,655
Other assets		16,483
Total assets	$	8,437,836

Liabilities and Members' Equity

Liabilities:		
Bank loans	$	3,134,000
Collateralized agreements:		
Securities loaned		106,585
Securities sold under agreements to repurchase, at fair value		31
Payables to:		
Customers		3,408,212
Brokers, dealers, and clearing organizations		443,848
Noncustomers		4,077
Operating lease liabilities		13,599
Accounts payable and accrued expenses		152,445
Total liabilities		7,262,797
Liabilities subordinated to claims of general creditors		375,000
Members' equity:		
Common member		799,819
Preferred Class A members		220
Total members' equity		800,039
Total liabilities and members' equity	$	8,437,836

See accompanying notes to the statement of financial condition.

ABN AMRO Clearing USA LLC

Notes to Statement of Financial Condition

December 31, 2025

(1)   Organization

ABN AMRO Clearing USA LLC (the Company), a wholly owned subsidiary of ABN AMRO Clearing Holdings USA LLC (AACH-USA), was organized as an Illinois limited liability company on June 30, 1997. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

AACH-USA is a wholly owned subsidiary of ABN AMRO Clearing Bank N.V. (AACB). AACB is a wholly owned subsidiary of ABN AMRO Bank N.V. (AAB) and is the sole Common Member. AAB is a wholly owned subsidiary of ABN AMRO Group N.V.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association. The Company is a clearing member of all principal U.S. securities and futures exchanges.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b)   Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c)   Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and highly liquid marketable securities with a maturity of three months or less, not segregated and deposited for regulatory purposes.

(d)   Funds Segregated for Regulatory Purposes

Funds segregated for regulatory purposes on the statement of financial condition represents cash and highly liquid marketable securities with a maturity of three months or less, segregated or set aside to satisfy requirements under both the Commodity Exchange Act (CEAct) and Securities Exchange Act of 1934.

(e) *Fair Value of Financial Instruments*

The Company's financial instruments are recorded on a trade date basis and are reported in the statement of financial condition under securities owned at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes. Open trade equity on futures contracts is recorded as receivables and payables to clearing organizations or customers, as appropriate. (See note 19 for more information related to fair value measurements.)

(f) *Depreciation and amortization*

Furniture and equipment are carried at cost and are depreciated using the straight line and accelerated methods using an estimated useful life of three to ten years. Leasehold improvements are amortized on the straight-line method over the estimated useful life of the improvements or the term of the lease.

(g) *Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(h) *Exchange Memberships and Stock*

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost, or if other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. There was no impairment recognized for the year ended December 31, 2025.

(i) *Receivables, Payables, and Marketable Securities*

Receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin or clearing fund requirements with exchange clearing organizations. Customer-owned securities and options are not reflected in the statement of financial condition.

The Company monitors the receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers on a daily basis and interest is accrued and included in the statement of financial condition. Interest rates paid on the cash balances fluctuate with short-term interest rates.

The Company establishes an allowance for doubtful accounts based upon historical experience and specific customer collection issues. At December 31, 2025, the Company did not hold an allowance for doubtful accounts on receivables from other brokers.

(j) Credit Losses

The Company estimates expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events and current conditions, and reasonable and supportable forecasts. The Company's financial assets, measured on an amortized cost basis, are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of estimating credit losses. If the fair value of the collateral were less than the amortized cost basis of the financial assets, the Company would establish an allowance for current expected credit losses for the unsecured balance. See note 5, note 6, and note 7 for details of the financial assets.

(k) Income Taxes

The Company is organized as a limited liability company and taxed as a partnership under provisions of the Internal Revenue Code. The Company's taxable income/(loss) is included in the respective income tax returns of the members. The liability for payment of federal and state income tax on the Company's earnings is the responsibility of its members rather than the Company. Accordingly, no liability for U.S. federal and state income tax has been recorded in the statement of financial condition. The Company is responsible for franchise tax payments and or/entity level tax payments, such as, New York City's Unincorporated Business Tax (UBT). The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2025 the Company has recorded no unrecognized tax benefits, interest, or penalties in the statement of financial condition and expects no significant increase or decrease within the next 12 months.

At December 31, 2025, the Company had federal and state income tax returns for the 2020 through 2024 tax years open and subject to examination.

(l) Collateralized Financing

Securities purchased under agreements to resell which are short term in nature, are accounted for as collateralized financing transactions and carried at the amounts at which the underlying securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The fair value of the securities is determined daily and collateral is added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed

transactions require the Company to deposit cash collateral with the lender. When lending securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest on such transactions is accrued and included in the statement of financial condition in other assets. Interest rates paid on the cash collateral fluctuate with short-term interest rates.

(m) Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in several operating leases for office space and data center facilities. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, including any lease extension or termination options that are expected to be exercised. The discount rate is the implicit rate if it is readily determinable otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, it uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

(n) Not yet Adopted Accounting Pronouncements

There are no new accounting standards not yet adopted that are expected to be material to the Company as of December 31, 2025.

(3) Segment Reporting

The Company has a regional management team that act as the chief operating decision maker (CODM). Decisions and evaluations related to the Company are made in U.S. Dollars and the CODM uses net income to evaluate, manage, and forecast for the Company. Excess net capital is another indicator used to make operational decisions. These decisions include reinvestment in the firm and dividends to the parent while maintaining capital adequacy. The Company operates in one reportable operating segment,

which provides clearing services and execution services for equities and equities options as well as futures and futures options.

(4) Funds Segregated for Regulatory Purposes

Cash of $652.3 million, securities purchased under agreements to resell of $1.4 billion, and U.S. government securities with a fair value of $498.4 million are segregated under the CEAct and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $99.0 million and securities purchased under agreements to resell of $10.2 million have been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934 or agreements for proprietary accounts of broker-dealers.

(5) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

Brokers' and dealers' trading and investment accounts cash and securities transactions are recorded on settlement date. The receivables are collateralized by brokers' and dealers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2025, the market value of securities used to secure brokers' and dealers' margin balances was $7.6 billion, of which $3.5 billion was used to collateralize financing for the brokers' and dealers' margin balances.

At December 31, 2025, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following, net of the allowance for doubtful accounts (in thousands):

	Receivables	Payables
Brokers' and dealers' trading and investment accounts	$ 785,521	$ 369,394
Clearing brokers	62,994	-
Securities failed to deliver/receive	1,606	25,236
Clearing organizations	273,935	48,905
Other	455	313
	$ 1,124,511	$ 443,848

(6)   Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customer cash, securities and commodities transactions are recorded on the settlement date. The receivables are collateralized by customers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2025, the market value of customer securities held for futures customers was $442.9 million, of which $442.9 million has been pledged as margin at clearing organizations.

At December 31, 2025, the market value of securities used to secure equity customer margin balances was $6.7 billion, of which $1.7 billion was used to collateralize financing for the customer margin balances.

(7)   Collateralized Transactions

The Company enters into reverse repurchase agreements, securities borrowed and securities loaned transactions to finance receivables from brokers' and dealers' and customer trading and investment accounts. The Company manages credit exposure from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned transactions are for equities securities only and are recorded at the amount of the cash collateral advanced or received, the tenor of which is overnight, adjusted daily for additional collateral obtained or received. At December 31, 2025, the fair value of securities received as collateral for securities borrowing and pledged for securities lending transactions was $2.3 billion and $97.8 million, respectively.

At December 31, 2025, the fair value of the collateral received for reverse repurchase agreements, included in the statement of financial conditions under securities purchased under agreements to resell and within funds segregated for regulatory purposes, totaled $1.6 million and $1.5 billion, respectively. The Company seeks to mitigate mark-to-market risk by taking collateral in the form of U.S. government securities, the tenor of which is open and callable on demand.

The following table presents information about the potential effect of rights of setoff and the effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2025 (in thousands):

	Gross amounts of assets and liabilities before netting		Gross amounts of assets and liabilities presented in the statement of financial condition		Amounts available for offset		Net amounts of recognized assets and liabilities
Securities borrowed	$		$	2,404,874	$	23,082	$	2,381,792
Securities loaned				104,916		23,082		81,834
Securities purchased under agreements to resell	174,706					173,154		1,553
Securities sold under agreements to repurchase	173,185					173,154		31

(8) Securities Owned

Securities owned consisted of unrestricted shares of corporate equity securities.

(9) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2025 (in thousands):

Computer, equipment, and software	$	2,359
Leasehold improvements		9,225
Furniture and fixtures		1,100
		12,684
Accumulated depreciation and amortization		(10,029)
Furniture, equipment and leasehold improvements	$	2,655

(10) Borrowings

At December 31, 2025, the Company had two unsecured lines of credit with affiliated banks for $4.25 billion and $2.675 billion, respectively. At December 31, 2025, the amount outstanding on these credit lines totaled $1.1 billion and $2.1 billion, respectively and are reflected in bank loans in the statement of financial condition. Interest payable totaled approximately $5.7 million for the year ended December 31, 2025. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

The Company has secured lines of credit totaling $650.0 million with nonaffiliated banks. These loans are secured and collateralized by brokers' and dealers' and customer margin securities. At December 31, 2025, the amount outstanding on these credit lines totaled $34.0 million. The Company has an unsecured line of credit totaling $100.0 million with a nonaffiliated bank. At December 31, 2025, there was no amount outstanding on this credit line. Interest payable is minimal for the year ended December 31, 2025. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

(11) Liabilities Subordinated to Claims of General Creditors

At December 31, 2025, liabilities subordinated to claims of general creditors consisted of one borrowing from an affiliated bank pursuant to an equity capital loan agreement. The agreement expires on September 11, 2027. The total outstanding borrowing totaled $375.0 million at December 31, 2025.

The Company also has a Subordinated Revolving Credit Facility with an affiliated bank up to a maximum of $200.0 million that matures one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on May 15, 2027. At December 31, 2025 there were no amounts outstanding.

The liabilities subordinated to claims of general creditors are covered by an agreement approved by the Designated Self-Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest payable outstanding at December 31, 2025 total $0.6 million and is reflected in the statement of financial condition under accounts payable and accrued expenses.

(12) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

(13) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2025 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company is engaged in various trading activities, whose counterparties include clearing organizations, brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on credit worthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(14) Leases

The Company has obligations as a lessee for office space and data center facilities with initial non-cancelable terms in excess of one year. The Company classified these leases as operating leases. One of the office space leases contains renewal options for periods ranging from five to ten years. The Company does not expect to exercise these renewal options, as such, the optional periods are not included when determining the lease term and associated payments under the lease agreement. The data center facilities leases contain monthly renewal options. The Company is reasonably certain to exercise these renewal options for an estimable period of time, as such, the optional periods are included in determining the lease term and the associated payments under these renewal options. The Company's leases do include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

The weighted-average remaining lease term was 10.9 years and the weighted average discount rate was 4.84% for the operating leases as of December 31, 2025.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025 are as follows (in thousands):

2025	1,675
2026	1,627
2027	1,649
2028	1,670
2029	1,691
Thereafter	10,444
Total lease payments	18,756
Less imputed interest	(5,157)
Present value of lease liability	$ 13,599

(15) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. As of December 31, 2025, the Company had $1.0 billion in cash deposited with clearing organizations, as included in deposits with clearing organizations on the statement of financial condition. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is remote. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2025 are adequate to mitigate the risk of material loss.

(16) Members' Equity

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all of the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 1,000 Class A preferred interests in exchange for a $10,000 capital contribution for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, Class A members are not allocated any income or losses from the Company's operations.

(17) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for related customers and noncustomers and earns certain commissions and fees in connection with these services. The Company also utilizes related clearing brokers to execute and clear futures transactions on exchanges where the Company is not a member, for which it incurs brokerage and clearing charges. Balances related to these transactions are reflected in the

statement of financial condition under receivables from and payables to customers, brokers, dealers and clearing organizations and noncustomers. The Company also receives guarantees from affiliated companies for certain counterparty relationships related to clearing transactions.

The Company enters into short-term reverse repurchase agreements with affiliates in connection with collateralized transactions. These agreements are primarily to acquire securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Reverse repurchase agreements are reflected in the statement of financial condition under securities purchased under agreements to resell and are as set forth in the table below.

The Company also had securities borrowed and securities loaned transactions with affiliated companies. Securities borrowed and securities loaned transactions with affiliates are recorded at the amount of cash collateral advanced or received and are as set forth in the table below. The Company primarily borrows from third party counterparties and lends to affiliates. Interest on such transactions is accrued and is included the statement of financial condition in other assets and accounts payable and accrued expenses.

At December 31, 2025, the Company had borrowing transactions with affiliated banks in order to facilitate client transactions, and to meet short-term financing needs (notes 10 and 11).

The Company is party to a Service Level Agreement (SLA) with affiliates under which the Company receives services for operational and administrative support.

The Company has $0.4 million invested in an affiliated company. This amount is reflected in other assets in the statement of financial condition.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2025 (in thousands):

	Assets	Liabilities
Securities purchased under agreements to resell	10,175	-
Securities borrowed/loaned	-	46,754
Bank loans	-	3,100,000
Customer receivable/payables	533,544	847,158
Noncustomer payables	-	4,064
Clearing broker receivables	50,404	-
Other assets	986	-
Accounts payable and accrued expenses	-	6,348
	$ 595,109	$ 4,004,324

(18) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17).

Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $5 million, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2025, under the more restrictive of these rules, the Company had net capital and net capital requirements of $996,700,014 and $230,264,747, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

(19) Fair Value Disclosure

The Company's financial instruments are reported in the statement of financial condition at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements and disclosures include a hierarchy that prioritizes inputs to valuation techniques used to measure fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Other than quoted prices included within Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

Assets:	Level 1	Level 2	Level 3	Total
Funds segregated for regulatory Purposes				

U.S. government securities		498,427	-	-		498,427
Securities owned						
Corporate equity securities		29	-	-		29
	$	498,456	-	-	$	498,456

There were no transfers of assets or liabilities within the fair value hierarchy during the year.

(20) Litigation

In the normal course of business, the Company is subject to litigation and regulatory proceedings. Management of the Company, after consultation with legal counsel, believes that the outcome of such proceedings will not have a material adverse effect on the Company's financial position.

(21) Subsequent Events

The Company evaluated other events and transactions through February 27, 2026, the date the statement of financial condition were issued, noting no subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the statement of financial condition as of December 31, 2025.

ABN AMRO Clearing USA LLC

Computation of Net Capital

December 31, 2025

(In thousands)

Total members' equity	$	800,039
Add liabilities subordinated to claims of general creditors		375,000
Total capital		1,175,039
Deductions and/or charges:		
Nonallowable assets:		
Receivables from customers		122
Receivables from noncustomers		8,639
Securities owned, marketable, at fair value		29
Exchange memberships and stock, at adjusted cost		23,536
Receivables from affiliates		935
Furniture, equipment, and leasehold improvements, net		2,655
Other		2,723
Additional charges for customers' and noncustomers' commodity accounts		5,387
Aged fails to deliver		769
Aged short security differences		3
Other deductions and/or charges		6,735
Deductions for accounts carried under Rule 15c3-1(a)(6) and (c)(2)(x)		126,806
		178,339
Net capital before haircuts on securities positions		996,700
Haircuts on securities:		
Trading and investment securities:		
U.S. and Canadian government obligations		-
		-
Net capital		996,700
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		230,265
Minimum dollar net capital requirement		5,000
Net capital requirement		230,265
Excess net capital		766,435
Percentage of net capital to aggregate debits		44.90%
Net capital in excess of 110% of minimum net capital requirement	$	743,409

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2025, filed on January 27, 2026.

ABN AMRO Clearing USA LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2025

(In thousands)

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	1,078,242
Monies borrowed collateralized by securities carried for the accounts of customers		1,107,132
Monies payable against customers' securities loaned		22,658
Customers' securities failed to receive		7,439
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of short securities and credits in all suspense accounts over 30 calendar days		13
Total credits		2,215,484
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		79,602
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		1,066,765
Failed to deliver of customers' securities not older than 30 calendar days		345
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		1,073,131
Aggregate debit items		2,219,843
Less 3%		(66,595)
Total 15c3-3 debits		2,153,248
Reserve computation – excess of total 15c3-3 debits over total credits	$	(62,236)
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2025	$	59,877
Amount of deposit or (withdrawal) in "Reserve Bank Account(s)", including value of qualified securities		55,137
New amount in "Reserve Bank Account(s)"	$	115,014

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2025, filed on January 27, 2026.

ABN AMRO Clearing USA LLC

Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2025

(In thousands)

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	1,263,116
Monies borrowed collateralized by securities carried for PAB		3,471,633
Monies payable against PAB securities loaned		58,548
PAB securities failed to receive		8,038
Total PAB credits		4,801,335
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		589,921
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		1,215,369
Failed to deliver of PAB securities not older than 30 calendar days		933
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		3,471,634
Total PAB debits		5,277,857
Reserve computation – excess of total PAB debits over total PAB credits		476,521
Excess debits in customer reserve computation		-
PAB Reserve Requirement	$	-
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2025	$	49,217
Amount of deposit or (withdrawal) in "PAB Reserve Bank Account(s)", including value of qualified securities		-
New amount in "PAB Reserve Bank Account(s)"	$	49,217

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2025, filed on January 27, 2026.

ABN AMRO Clearing USA LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3

December 31, 2025

(In thousands)

1 Customers' fully paid and excess margin securities not in the respondent's
   possession or control as of the report date (for which instructions to reduce to
   possession or control had been issued as of the report date but for which the
   required action was not taken by respondent within the time frames specified under
   Rule 15c3-3). $ -

   A. Number of items   38

2 Customers' fully paid securities and excess margin securities for which
   instructions to reduce to possession or control had not been issued as of the
   report date, excluding items arising from "temporary lags which result from normal
   business operations" as permitted under Rule 15c3-3. $ -

   A. Number of items   -

There are no material differences between the above computation and the Company's
corresponding unaudited Form FOCUS Part II filing as of December 31, 2025,
filed on January 27, 2026.

ABN AMRO Clearing USA LLC

Segregation Requirement and Funds in Segregation

December 31, 2025

(In thousands)

Segregation requirement:
Net ledger balance:

Cash	$	2,095,342
Securities		442,857
Net unrealized profit (loss) in open futures contracts traded on a contract market		(179,619)
Exchange traded options:		
Market value of open options contracts purchased on a contract market		75,372,980
Market value of open options contracts sold on a contract market		(74,012,043)
Net equity		3,719,517
Accounts liquidating to a deficit and accounts with debit balances with no open trades		-
Amount required to be segregated		3,719,517

Funds on deposit in segregation:
Deposited in segregated funds bank accounts:

Cash		21,919
Securities representing investments of customers' funds, at market		409,701
Securities held for particular customers in lieu of cash margins, at market		-
Margins on deposit with clearing organizations of contract markets:		
Cash		621,370
Securities representing investments of customers' funds, at market		1,357,424
Securities held for particular customers in lieu of cash margins, at market		442,857
Net settlement due to clearing organizations of contract markets		186,688
Exchange traded options:		
Value of open long option contracts		75,372,980
Value of open short option contracts		(74,012,043)
Total amount in segregation		4,400,896
Excess funds in segregation		681,379
Management target amount for excess funds in segregation		350,000
Excess funds in segregation over management target amount excess	$	331,379

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2025, filed on January 27, 2026.

ABN AMRO Clearing USA LLC

Segregation Requirement and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2025

STATEMENT IS NOT APPLICABLE

ABN AMRO Clearing USA LLC

Secured Amounts and Funds Held in Separate Accounts

December 31, 2025

(In thousands)

Section 30.7 requirement:		
Net ledger balance - Foreign futures and foreign option trading:		
Cash	$	192,285
Securities		-
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		(12,489)
Exchange traded options:		
Market value of open options contracts purchased on a foreign board of trade		1,259
Market value of open options contracts sold on a foreign board of trade		(1,515)
Net equity		179,540
Accounts liquidating to a deficit and accounts with debit balances with no open trades		10
Amount required to be set aside in separate Section 30.7 accounts		179,550
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		9,060
Securities in safekeeping with banks located in the United States		173,206
Amounts held by members of foreign boards of trade		32,855
Total amount in separate Section 30.7 accounts		215,121
Excess funds in separate Section 30.7 accounts		35,571
Management target amount for excess funds		
in separate Section 30.7 accounts		15,000
Excess funds in separate 30.7 accounts over management target	$	20,571

There are no material differences between the above computation and the Company's
corresponding unaudited Form FOCUS Part II filing as of December 31, 2025,
filed on January 27, 2026.

ABN AMRO Clearing USA LLC

Cleared Swaps Customer Segregation Requirement and Funds in Cleared Swaps Customer Accounts

December 31, 2025

STATEMENT IS NOT APPLICABLE